

October 2, 2013

<u>Via E- Mail</u>
Mr. Robin Freestone
Chief Financial Officer
Pearson PLC
80 Strand
London, WC2R 0RL
United Kingdom

> **Re: Pearson PLC**
> **Form 20-F for the year ended December 31, 2012**
> **Filed March 22, 2013**
> **File No. 001-16055**

Dear Mr. Freestone:

We have reviewed your letter dated August 30, 2013, in response to the Staff's letter dated August 5, 2013 and have the following additional comment. Please revise your disclosure in future filings in response to our comment. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Note 7. Income Tax, page F-26</u>

1. We note from your response to our prior comment number 1 that the reassessment of the recoverability of the deferred tax balances relates in part to a one-off exercise in 2012 to review deferred tax calculations and balances following the introduction of new tax reporting software in the US in 2012. We further note that the total balance relating to prior year adjustments for the reassessment of the recoverability of deferred tax was pound sterling 36 million and some of the adjustments arising from this one-off exercise would be considered as "errors" in the context of IAS 8 but their impact on the income statements in 2010 or 2011 and the impact on the balance sheets in either of those years was not considered material by management in the context of a restatement. Given that the errors identified during 2012 appear to represent in excess of ten percent of your profit from continuing operations for 2012, please provide us with a detailed explanation of the quantitative and qualitative factors considered by management in determining that the correction of these errors was not material to your financial statements for 2010, 2011 or 2012. As part of your response, you should also indicate the amounts of the errors which relate to each period presented in your financial statements and you should explain

why you do not believe the errors related to each period are material in relation to your results of operations for the period. Refer to the guidance outlined in SAB Topic 1:M.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief